Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 4-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated May 4, 2017 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments	$1,200,000 Return Enhanced Notes Linked to the IBEX 35® Index due May 9, 2022 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek an uncapped return of 2.60 times any appreciation of the IBEX 35® Index at maturity.
•	Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Initial Index Level, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The IBEX 35® Index (Bloomberg ticker: IBEX)
Upside Leverage Factor:	2.60
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 2.60. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return × 2.60)
If the Ending Index Level is equal to the Initial Index Level, you will receive the principal amount of your notes at maturity.
Your investment will be fully exposed to any decline in the level of the Index. If the Ending Index Level is less than the Initial Index Level, you will lose 1 % of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Index Return)
You will lose some or all of your principal amount at maturity if the Ending Index Level is less than the Initial Index Level.
Index Return:	(Ending Index Level – Initial Index Level) Initial Index Level
Initial Index Level:	The closing level of the Index on the Pricing Date, which was 11,012.90
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Pricing Date:	May 4, 2017
Original Issue Date:	On or about May 9, 2017 (Settlement Date)
Ending Averaging Dates*:	April 28, 2022, April 29, 2022, May 2, 2022, May 3, 2022 and May 4, 2022
Maturity Date*:	May 9, 2022
CUSIP:	46647MJV6
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$28.50	$971.50
Total	$1,200,000	$34,200	$1,165,800
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $28.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement

The estimated value of the notes, when the terms of the notes were set, was $978.20 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Return Enhanced Notes Linked to the IBEX 35® Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 11,000 and reflects the Upside Leverage Factor of 2.60. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
19,800.00	80.00%	208.00%
18,150.00	65.00%	169.00%
16,500.00	50.00%	130.00%
15,400.00	40.00%	104.00%
14,300.00	30.00%	78.00%
13,200.00	20.00%	52.00%
12,650.00	15.00%	39.00%
12,100.00	10.00%	26.00%
11,550.00	5.00%	13.00%
11,275.00	2.50%	6.50%
11,000.00	0.00%	0.00%
10,725.00	-2.50%	-2.50%
10,450.00	-5.00%	-5.00%
9,900.00	-10.00%	-10.00%
8,800.00	-20.00%	-20.00%
7,700.00	-30.00%	-30.00%
6,600.00	-40.00%	-40.00%
5,500.00	-50.00%	-50.00%
4,400.00	-60.00%	-60.00%
3,300.00	-70.00%	-70.00%
2,200.00	-80.00%	-80.00%
1,100.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 11,000 to an Ending Index Level of 11,550.

Because the Ending Index Level of 11,550 is greater than the Initial Index Level of 11,000 and the Index Return is 5%, the investor receives a payment at maturity of $1,130 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 2.60) = $1,130

Example 2: The level of the Index decreases from the Initial Index Level of 11,000 to an Ending Index Level of 5,500.

Because the Ending Index Level of 5,500 is less than the Initial Index Level of 11,000 and the Index Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 2
Return Enhanced Notes Linked to the IBEX 35® Index

Selected Purchase Considerations

•	UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2.60. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined based on the movement of the level of the Index. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	RETURN LINKED TO THE IBEX 35® BANKS INDEX — The return on the notes is linked to the IBEX 35® Index. The IBEX 35® Index is composed of the 35 most liquid securities listed on the Spanish Stock Exchange Interconnection System of the four Spanish Stock Exchanges. These exchanges are the Barcelona Stock Exchange, the Bilbao Stock Exchange, the Madrid Stock Exchange and the Valencia Stock Exchange. For additional information about the Index, see the information set forth in Annex A to this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss if the Ending Index Level is less than the Initial Index Level. For every 1% that the Ending Index Level is less than the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

JPMorgan Structured Investments —	PS- 3
Return Enhanced Notes Linked to the IBEX 35® Index

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments —	PS- 4
Return Enhanced Notes Linked to the IBEX 35® Index

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities included in the Index;
•	interest and yield rates in the market generally;
•	the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in the Index trade and the correlation among those rates and the level of the Index; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.
•	NON-U.S. SECURITIES RISK — The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.
•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.
•	VOLATILITY RISK — Greater expected volatility with respect to the Index indicates a greater likelihood as of the Pricing Date that the Ending Index Level could be less than the Initial Index Level. The Index’s volatility, however, can change significantly over the term of the notes. The closing level of the Index could fall sharply during the term of the notes, which could result in your losing some or all of your principal amount at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments —	PS- 5
Return Enhanced Notes Linked to the IBEX 35® Index

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 6, 2012 through April 28, 2017. The closing level of the Index on May 4, 2017 was 11,012.90.

We obtained the closing levels of the Index above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Ending Averaging Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS- 6
Return Enhanced Notes Linked to the IBEX 35® Index

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and Annex A in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.

JPMorgan Structured Investments —	PS- 7
Return Enhanced Notes Linked to the IBEX 35® Index

Annex A

The IBEX 35® Index

All information contained in this term sheet regarding the IBEX 35® Index (the “IBEX Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”). The IBEX Index was developed by Sociedad de Bolsas and is maintained, published and calculated by Sociedad de Bolsas. Sociedad de Bolsas has no obligation to continue to publish, and may discontinue the publication of, the IBEX Index.

The IBEX Index is reported by Bloomberg L.P. under the ticker symbol “IBEX.”

The IBEX Index is composed of the 35 most liquid securities listed on the Spanish Stock Exchange Interconnection System of the four Spanish Stock Exchanges. These exchanges are the Barcelona Stock Exchange, the Bilbao Stock Exchange, the Madrid Stock Exchange and the Valencia Stock Exchange. The IBEX Index had a base value of 3,000 at the close of trading on December 29, 1989.

Composition of the IBEX Index

The IBEX Index is composed of the 35 securities listed on the Stock Exchange Interconnection System of the four Spanish Stock Exchanges that were most liquid during the applicable control period. The control period for the securities included in the IBEX Index will be, for ordinary and follow-up reviews, the six-month interval prior to the date of the review. With respect to extraordinary reviews, the control period will be that decided by the Technical Advisory Committee at that time.

The Technical Advisory Committee will take into account the following liquidity factors:

•	the trading volume in European Union euros in the order-driven market (the Spanish Stock Exchange Interconnection System market segment of the Joint Stock Exchange System known as the Main Trading Market);
•	the quality of that trading volume, considering (a) trading volume during the control period that is the result of transactions involving a change in the stable shareholding structure of the company, was traded by the same market member in a small number of transactions, or traded during a time period regarded by the Indexes Management Secretariat within the Sociedad de Bolsas (the “Manager”) as not representative or suffers such a decline as to cause the Manager to consider that the stock’s liquidity has been seriously affected; (b) the characteristics and amount of the transactions made in the market; (c) the statistics for the trading volume and characteristics of the trading; and (d) the quality of bid-ask spreads, turnover and other liquidity measures applied at the discretion of the Technical Advisory Committee; and
•	suspension of quotation or trading during a time period considered significant by the Technical Advisory Committee.

The Technical Advisory Committee will also take into account whether the security is sufficiently stable, bearing in mind the use of the IBEX Index as the underlying index for derivatives trading, as well as an efficient replication of the same.

In addition, for a stock to be included in the IBEX Index, its average capitalization in the IBEX Index must be greater than 0.30% of the average index capitalization during the control period. For this reason, the average capitalization of the stock computable in the IBEX Index will be understood to be the arithmetic mean, adjusted by the corresponding free float factor according to the free float band, resulting from multiplying the number of shares of the securities admitted for listing in each one of the trading sessions of the control period by the closing price of the security in each one of these sessions.

Without prejudice to what is stated above, at ordinary reviews, the Technical Advisory Committee may decide to remove a constituent stock from the IBEX Index when its average capitalization computable in the IBEX Index is lower than 0.30% of the average index capitalization during the control period.

When a security is first listed on the Spanish Stock Exchange Interconnection System and the Technical Advisory Committee determines that it should be included in the IBEX Index, it may decide to include that security in the IBEX Index without having to wait for the necessary requirements to be met during the control period, with the attendant exclusion of another security for reasons of liquidity. Under these circumstances, a minimum requirement of a certain number of completed trading days will be established, which will be at least one-third of those included in the control period, except if the stock has an index computable capitalization among the top twenty in the IBEX Index.

The Technical Advisory Committee will in all instances make the IBEX Index inclusion or exclusion decisions it deems appropriate with respect to any security, with consideration for special circumstances not described above.

JPMorgan Structured Investments —	PS- 8
Return Enhanced Notes Linked to the IBEX 35® Index

Calculation of the IBEX Index

The formula used in the calculation of the IBEX Index value is:

where:

t          =     time when the IBEX Index is calculated;

i          =     company included in the IBEX Index;

Si        =     number of computable shares of company i for calculating the value of the IBEX Index;

Pi        =     price of the shares of company i included in the IBEX Index at time (t);

Capi     =     capitalization of company i included in the IBEX Index, which is calculated as Si times Pi;

     =        aggregate capitalization of all companies included in the IBEX Index; and

J         =      amount used to adjust the value of the IBEX Index due to capital increases, etc. (the “(J) adjustment”).

The (J) adjustment represents the capitalization adjustment required to assure IBEX Index continuity and is introduced in connection with certain corporate events defined under “— Adjustments for transactions affecting the securities in the IBEX Index” below, as well as in ordinary, follow up and extraordinary rebalancings of the IBEX Index. The function of the (J) adjustment is to assure that the IBEX Index value is not altered by such corporate events. The value of the (J) adjustment reflects the capitalization difference of the IBEX Index before and after the adjustment.

Price

As a general reference, the price will be that at which the last transaction was completed on the Spanish Stock Exchange Interconnection System. Nonetheless:

•	the closing price of the securities will be the price established in the regulations for trading on the Spanish Stock Exchange Interconnection System; and
•	where a security is suspended from trading for whatever reason (e.g., a takeover bid), the valid price to be used for the calculation of the IBEX Index will be the price at which the last transaction was made prior to the suspension of the security in question. Following the close of the market, the closing price will be calculated in accordance with the preceding bullet.

In addition, the Manager may, in exceptional circumstances, propose to the Technical Advisory Committee a solution different from those indicated above, bearing in mind the relevant circumstances of each case.

Number of shares

In general, the number of each company’s shares used for calculation of the IBEX Index value will depend on its free float. This number will vary whenever corporate events take place involving the securities in the IBEX Index, assuming compliance with “— Adjustments for transactions affecting the securities in the IBEX Index” below. These adjustments to the IBEX Index will be made on the basis of the number of shares the Manager objectively deems appropriate at the time. This number will be made public and included in the IBEX Index announcements.

The free float will be deemed complementary to block ownership capital. For purposes of calculating block ownership capital, and pursuant to the data which appear in the Registry of the Comisión Nacional del Mercado de Valores (the “CNMV”), the following will be taken into account:

•	direct shareholdings greater than or equal to 3% of the share capital; and
•	direct shareholdings held by members of the board of directors regardless of the size of the shareholding.

The Technical Advisory Committee will take these data into account even when the owner appearing in the Registry is a nominee, unless the latter informs the CNMV in the appropriate manner that these shareholdings, taken individually, amount to less than 3% of capital.

The Technical Advisory Committee will also take into account:

•	the relevant facts that have been officially notified to the CNMV before the end of the control period of every ordinary review, follow-up review or extraordinary review, as the case may be, and that affect the calculation of the free float on dates close to the application of the decisions of the Technical Advisory Committee; and
•	any other circumstance in the composition of the shareholding registered at the CNMV that has any influence over the efficient replication of the IBEX Index, taking into account, as the case might be, the indirect shareholdings declared.

JPMorgan Structured Investments —	PS- 9
Return Enhanced Notes Linked to the IBEX 35® Index

The number of each company’s shares used for calculation of the IBEX Index will be adjusted by a free float factor as shown in the following table:

Free Float Factor to be applied according to the Free Float Band
Free Float Band	Free Float Factor
Less than or equal to 10%	10%
Greater than 10% but less than or equal to 20%	20%
Greater than 20% but less than or equal to 30%	40%
Greater than 30% but less than or equal to 40%	60%
Greater than 40% but less than or equal to 50%	80%
Greater than 50%	100%

Changes to each company’s free float will be updated as follows:

•	at the ordinary reviews of the Technical Advisory Committee; and
•	at the follow-up meetings, only if the new free float corresponding to the stock has changed in at least two tranches above or below the current factor at the time of the review, according to the table above.

Without prejudice to the foregoing, and as a result of exceptional circumstances, in order to achieve an efficient replication of the IBEX Index, the Technical Advisory Committee may, at any time, change the free float factor of a stock, with prior notification.

Additionally, in order to achieve an efficient replication of the IBEX Index, the Technical Advisory Committee may use a number less than the number of the issued shares to calculate the value of the IBEX Index, bearing in mind criteria such as a significant dispersion of trading on more than one market, liquidity or any other criterion it deems appropriate, which will be published sufficiently in advance. The Technical Advisory Committee will also take into account of the disclosure of a company’s dividend policy to the shareholders, including relevant dates for the determination of the ex-dividend date, as well as whether a company provides timely and accurate information about any modification to that policy.

There is a maximum weighting of 20% allowed for each component at the IBEX Index reviews. In the case that any constituent’s weight rises significantly between reviews and exceeds the 20% limit, the Manager may propose that the Technical Advisory Committee perform an adjustment to the IBEX Index to reestablish a maximum weight of 20%. These adjustments to the individual weights shall be effective the same day on which the ordinary reviews are effective.

Adjustments for transactions affecting the securities in the IBEX Index

The aim of the adjustments to the IBEX Index is to ensure, to the extent possible and in a simple manner, that the IBEX Index reflects the performance of a portfolio composed of the shares that make up the IBEX Index.

The adjustments to the IBEX Index, carried out by the Manager, are:

•	calculated on their corresponding date depending on their nature,
•	introduced once the market is closed and at the closing price of each security,
•	effective as of the start of trading the next trading day,

so as to ensure that the value of the IBEX Index is not altered in any way.

Should a transaction take place with one or more securities in the IBEX Index that requires an adjustment not contemplated within the technical regulations for the composition and calculation of the IBEX Index, or should the adjustment described below not be consistent with the purpose of the IBEX Index, the Manager may propose to the Technical Advisory Committee that a new adjustment be made or any other action that is consistent with the purpose of the IBEX Index.

Ordinary dividends and other types of shareholder remuneration similar to ordinary dividend payments

Ordinary dividends and other types of shareholder remuneration similar to ordinary dividend payments will not be adjusted in the IBEX Index. These are deemed to be (a) the beginning of a periodic and recurring payment, (b) the change of a periodic and recurring dividend payment for another item of the same nature and (c) the periodic and recurring charging of shareholder remuneration against equity accounts.

JPMorgan Structured Investments —	PS- 10
Return Enhanced Notes Linked to the IBEX 35® Index

Capital increases

The IBEX Index will be adjusted whenever one of the companies included in the IBEX Index carries out a capital increase with preferential subscription rights. These adjustments will be effective from the day on which the shares begin to trade ex-subscription right on the Spanish Stock Exchange Interconnection System. On that date, and for purposes of the IBEX Index calculation, the number of shares in that company will be increased on the assumption that the increase is going to be totally subscribed and, simultaneously, the (J) adjustment described in “— Calculation of the IBEX Index” above will be introduced.

Increases in company capital where, as a result of the kind of transaction involved, the general shareholders’ meeting decides to eliminate preferential subscription rights will be included in the IBEX Index at the time they are admitted to the Spanish Stock Exchange Interconnection System, and the (J) adjustment will be made for the amount of the capital increase.

If, as a result of capital increases made without preferential subscription rights, the new shares admitted account for less than 1% of the total number of company shares used to calculate the value of the IBEX Index, the adjustment will be made every six months at the same time as the ordinary review of the IBEX Index composition.

Additionally, every six months, and at the same time as the ordinary review of the IBEX Index composition, an adjustment will be made for the differences between the number of shares included in the IBEX Index of companies which carried out capital increases during the control period and the number of shares actually subscribed in those capital increases.

Reductions of capital and other equity accounts

The IBEX Index will be adjusted whenever any company included in the IBEX Index reduces its capital by cancelling shares. These adjustments will be effective on the day the shares are excluded from the Spanish Stock Exchange Interconnection System. On that date, for purposes of IBEX Index calculation, the number of shares of the company will be reduced and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

The IBEX Index will be adjusted whenever any company included in the IBEX Index reduces its share premium reserve or other equivalent equity accounts, with a distribution of the amount of the reduction to the shareholders, and that transaction is not equivalent to the payment of an ordinary dividend. These adjustments will be effective on the day the amount distributed to the shareholders is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of IBEX Index calculation, the amount will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

Issue of convertible or exchangeable financial instruments

The IBEX Index is not adjusted as a consequence of the issue of financial instruments that are convertible or exchangeable on the issue date. Nonetheless, every six months, coinciding with the ordinary review of the IBEX Index, those shares converted or exchanged by the holders of those instruments during the previous six months will be included.

If, as a result of an issue of convertible or exchangeable instruments or of a conversion into shares of an issue of convertible or exchangeable instruments, a substantial alteration in the listed price or number of issued shares should occur, the Manager may propose the corresponding adjustment in the price or number of shares to the Technical Advisory Committee before the following ordinary review of the IBEX Index takes place.

Variation in the par value

The IBEX Index will be adjusted whenever a company included in the IBEX Index reduces the par value of its shares and distributes the resulting amount to the shareholders, and that transaction is not equivalent to the payment of an ordinary dividend. These adjustments will be effective on the day the amount distributed to the shareholders is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of the IBEX Index calculation, the amount of the reduction will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

The IBEX Index will be adjusted whenever a company included in the IBEX Index carries out a share split or a regrouping of shares by altering the par value of its shares. These adjustments will be effective on the day the transaction is reflected in the Spanish Stock Exchange Interconnection System, applying, where appropriate, the relevant (J) adjustment.

Mergers and acquisitions

In the event of mergers and acquisitions in which the acquiring company is included in the IBEX Index and the acquired company is not, the IBEX Index will be adjusted considering the transaction, where applicable, as a capital increase according to “— Capital increases” above.

Where the acquiring company is not included in the IBEX Index and the acquired company is, unless otherwise decided by the Technical Advisory Committee, the IBEX Index will be adjusted on the date of the acquisition by modifying the aggregate capitalization of all companies included in the IBEX Index described under “— Composition of the IBEX Index” above to exclude the capitalization of the acquired company and include the capitalization of the next most liquid security in the opinion of the Technical Advisory Committee.

Where both companies, the acquiring and the acquired, are included in the IBEX Index, the IBEX Index will be adjusted on the date of the acquisition as described under “—Composition of the IBEX Index” above to exclude the capitalization of the acquired company and include the next most liquid security in the opinion of the Technical Advisory Committee.

In those cases where the acquiring company trades significantly on more than one market, including the Spanish Stock Exchange Interconnection System, the capitalization of the merged company for purposes of its weighting in the IBEX Index will be calculated initially by the relative value of the public offer over the total capitalization of the resulting company and, after a period of control, the Technical Advisory Committee may establish another criterion that guarantees sufficient efficiency in the replication of the IBEX Index.

JPMorgan Structured Investments —	PS- 11
Return Enhanced Notes Linked to the IBEX 35® Index

Without prejudice to the foregoing, if as a result of a merger or acquisition involving companies of which one is part of the IBEX Index, the resulting company is quoted on the Spanish Stock Exchange Interconnection System and meets all requirements necessary for inclusion in the IBEX Index, the Manager may propose the company’s inclusion in the IBEX Index to the Technical Advisory Committee.

Segregation of equity or spin-off of companies with shareholder remuneration

The IBEX Index will be adjusted whenever a company included in the IBEX Index carries out a segregation of equity or spins off a company with shareholder remuneration. These adjustments will be effective from the day on which the operation is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the IBEX Index, the amount of this operation will be discounted and, simultaneously, the (J) adjustment will be introduced for the amount of the reduction.

If, as a result of a segregation of equity or company spin-off, it is not possible to establish the impact on the share price in order to make the corresponding (J) adjustment, the IBEX Index will be adjusted on the date of the operation. This adjustment will consist of the temporary exclusion of that company from the IBEX Index. Once the first day of trading after a segregation of equity or company spin-off has concluded, the Technical Advisory Committee may, as appropriate, once again include the company at its closing price.

Without prejudice to the foregoing, if as a result of an equity segregation or company spin-off, the company no longer meets the necessary requirements for inclusion in the IBEX Index, the Manager may propose the company’s exclusion to the Technical Advisory Committee.

Extraordinary dividends and other types of shareholder remuneration not equivalent to ordinary dividend payments.

Extraordinary dividends and other types of shareholder remuneration not equivalent to ordinary dividend payments will be adjusted by the amount of the dividend or remuneration considered exceptional and non-periodic. These adjustments will be effective from the day on which the transaction is reflected in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the IBEX Index, the amount of this transaction will be discounted and, simultaneously, the (J) adjustment will be entered for the amount of the reduction.

Technical Advisory Committee

The Technical Advisory Committee in charge of the IBEX Index is composed of a minimum of five and maximum of nine members. Where the Technical Advisory Committee is made up of an even number of members, the chairman will have the casting vote. The Technical Advisory Committee functions are:

•	to supervise the calculation of the IBEX Index and help ensure that it is carried out by the Manager in accordance with the technical regulations for the composition and calculation of the IBEX Index;
•	to ensure the proper operation of the IBEX Index for use as an underlying index for trading in financial derivatives;
•	to study and approve the rebalancing of the IBEX Index when it deems appropriate and at least every three months; and
•	to report any modification of the technical regulations for the composition and calculation of the IBEX Index.

The meetings of the Technical Advisory Committee are defined as ordinary, follow-up and extraordinary meetings, and they will be called by the chairman, at his or her own initiative or when so requested by at least one third of its members. The ordinary meetings must be held twice a year, in the first and second calendar half-year periods in order to rebalance the IBEX Index for the following period. The follow-up meetings must be held twice a year, in the quarterly periods not coinciding with the calendar half-year periods. At follow-up meetings, IBEX Index components will be modified only if any of the stocks showed a significant change in its liquidity such that rebalancing the IBEX Index for the following period is advisable. All other meetings will be held on an extraordinary basis.

Technical Advisory Committee decisions made at ordinary and follow-up meetings are published no later than 48 hours after the meeting and come into effect the following trade day after the third Friday of the month. Decisions taken at an extraordinary meeting are published and come into effect in accordance with the specific decisions taken at the meeting. Until the decisions of the Technical Advisory Committee are published, the preliminary documents and deliberations are considered strictly reserved and confidential.

Responsibility for appointing the members of the Technical Advisory Committee, the chairman, and the secretary and for establishing its internal rules rests with the board of directors of Sociedad de Bolsas.

JPMorgan Structured Investments —	PS- 12
Return Enhanced Notes Linked to the IBEX 35® Index

Disclaimer

Sociedad de Bolsas, owner of the IBEX Index and registered holder of the corresponding trademarks associated with it, does not sponsor, promote, or in any way evaluate the advisability of investing in the notes, and the authorization expected to be granted to J.P. Morgan Securities LLC for the use of IBEX 35® trademark (the “Authorization”) does not imply any approval in relation to the information offered by J.P. Morgan Securities LLC or with the usefulness or interest in the investment in the notes.

Sociedad de Bolsas does not warrant in any case nor for any reason whatsoever:

(a)	the continuity of the composition of the IBEX Index exactly as it is as of the date of this term sheet or at any other time in the past;
(b)	the continuity of the method for calculating the IBEX Index exactly as it is calculated as of the date of this term sheet or at any other time in the past;
(c)	the continuity of the calculation, formula and publication of the IBEX Index;
(d)	the precision, integrity or freedom from errors or mistakes in the composition and calculation of the IBEX Index; and
(e)	the suitability of the IBEX Index for the anticipated purposes for the notes.

The parties to the Authorization acknowledge the rules for establishing the prices of the securities included in the IBEX Index and of the IBEX Index in accordance with the free movement of sales and purchase orders within a neutral and transparent market and that the parties to the Authorization undertake to respect those rules and to refrain from any action not in accordance with those rules.

JPMorgan Structured Investments —	PS- 13
Return Enhanced Notes Linked to the IBEX 35® Index